140 Scott Drive
Menlo Park, California 94025
Tel: +1.650.328.4600 Fax: +1.650.463.2600
www.lw.com

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Division of Corporation Finance
100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:                                         Max A. Webb, Assistant Director

Justin Dobbie, Legal Branch Chief

J. Nolan McWilliams, Attorney-Adviser

Lauren P. Nguyen, Special Counsel

Kristin Shifflett, Accountant

David Humphrey, Accounting Branch Chief

Re:                             Fantex, Inc.
Registration Statement on Form S-1
Filed June 25, 2014
File No. 333-194256

Ladies and Gentlemen:

On behalf of Fantex, Inc. (the “Company”), we are hereby filing Amendment No. 4 (“Amendment No. 4”) to the Company’s above-referenced Registration Statement on Form S-1, which was most recently filed with the Securities and Exchange Commission (the “Commission”) on June 25, 2014 (as amended, the “Registration Statement”). For your convenience, we are also providing a courtesy package that includes five copies of Amendment No. 4, all of which have been marked to show changes from the prior filing of the Registration Statement.

Amendment No. 4 has been revised to reflect the Company’s response to the comment received on July 9, 2014 from the staff of the Commission (the “Staff”). For ease of review, we have set forth below the numbered comment of your letter and the Company’s response thereto.

July 10, 2014

Our Brand Contracts, page 142

1.                          We note that Vernon Davis was selected to the most recent Pro Bowl, but did not play and therefore did not receive any Pro Bowl compensation. We also note that Vernon Davis recently failed to report to mandatory minicamp and will therefore be fined approximately $70,000. Please revise this section to include a more detailed discussion of what happens if a contract party does not comply with the terms of his NFL player contract. Please discuss, for example, whether fines are deducted from the player’s salary and, if so, how that might impact brand income. Since there are reports that Vernon Davis has recently failed to report to mandatory minicamp, please also quantify the fines that may be assessed and brand income that may be forfeited if a player fails to report to training camp or holds out for a new contract during the regular season. Finally, please discuss any recourse you may have against a contract party for noncompliance with his NFL player contract. In the case of Vernon Davis, please discuss whether you intend to make any claims against him for forfeited brand income resulting from his failure to participate in the Pro Bowl or minicamp and, if applicable, any continuation of his holdout through training camp or the regular season.

Response:              In response to the Staff’s comment, the Company has revised its disclosure on page 145 of Amendment No. 4 to include a discussion of the Company’s legal position that it would have a claim against a contract party for breach by a contract party of an included contract.  The Company further advises the Staff that should a contract party, including Vernon Davis, holdout and miss one or more regular season games in breach of his obligations under an NFL player contract, then the Company would, based on the facts and circumstances as they exist at the time and exercising its business judgment, evaluate all options legally available to it, including the possibility of pursuing a claim for damages based on a breach of his NFL player contract.

The Company does not believe that any fines assessed against an athlete for off the field behavior would have a direct impact on brand income. Brand income includes gross monies earned by a player under a brand income contract, which the Company recognizes at the time these amounts are received by the contract party. For example, the Company would recognize the gross amount as having been received by a contract party at the time a regular payroll check is issued, even though certain items are concurrently deducted from such gross amount, such as for  taxes or other withholding amounts. To the extent a fine is deducted from a payment to a contract party the Company would treat this the same as other deductions that are made at the time of payment, and recognize as brand income the gross amount received before any deductions, withholdings or other offsets that may be made at the time of payment. The Company notes in response to the Staff’s comment that a player can be fined $30,000 for each day of training camp that is not attended by the player. However, the Company respectfully advises the Staff that in light of the fact that these fines would not impact brand income it does not believe it would be useful to investors to include these fine amounts in its disclosure, and that it would potentially be confusing to investors to include such amounts.

July 10, 2014

With respect to the 2014 Pro Bowl, Vernon Davis received no compensation and no fines were assessed against him for not attending the 2014 Pro Bowl Game. As previously noted in prior comment letter responses, the amount of potential brand income that was forfeited due to his non-participation in the 2014 Pro Bowl is unclear under the new Pro Bowl format where players are drafted, since pay varies based on whether a player is on the winning team or losing team. Mr. Davis was not selected to either the winning or the losing teams in the 2014 Pro Bowl game. Had Mr. Davis participated in the Pro Bowl, he would have been entitled to $53,000 in Pro Bowl compensation for participating on the winning team or $26,000 in compensation for participating on the losing team. The portion of brand income relating to these payments therefore would have been between $2,300 or $5,300. The Company does not consider these amounts to be material, and also considered the chances of success in pursuing any such claim (for example, based on the ambiguity of the payment amount and whether or not there was any other valid reason for missing the Pro Bowl) and the potential costs of pursuing any such claim, including monetary and otherwise. After taking into account these considerations, the Company determined in the exercise of its business judgment that it would not be in the best interests of the Company at this time to make a claim for any such amounts.

* * * * * *

July 10, 2014

We hope the foregoing answers are responsive to your comment. As noted above, we are concurrently submitting Amendment No. 4 to the Company’s Registration Statement on Form S-1. Please do not hesitate to contact Jim Morrone by telephone at (650) 463-3058 or by email at jim.morrone@lw.com, or me by telephone at (650) 463-3067 or by e-mail at patrick.pohlen@lw.com, with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Patrick A. Pohlen

Patrick A. Pohlen
of LATHAM & WATKINS LLP

cc:                                Fantex, Inc.

Deloitte & Touche, LLP

Fantex Brokerage Services, LLC

Stifel, Nicolaus & Company, Incorporated

Cooley LLP